Via Facsimile and U.S. Mail
Mail Stop 6010

April 13, 2006

Mr. Alton Charles Morgan
President and Chief Executive Officer
InNexus Biotechnology Inc.
13208 East Shea Boulevard, Suite 200
The Mayo Clinic MCCRB Building
Scottsdale, AZ 85259

Re: **InNexus Biotechnology Inc.**
        Form 20-F for the Fiscal Year Ended June 30, 2005
        Filed January 3, 2006
        File No. 000-50656

Dear Mr. Morgan:

        We have reviewed your April 4, 2006 letter in response to our February 7, 2006 letter and have the following additional comment. Where indicated, we think you should revise your documents as described below in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.   In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F – June 30, 2005

Item 17. Financial Statements

Notes to Consolidated Financial Statements

14. United States generally accepted accounting principles

(c) Accounting for investments in debt and equity securities

1.   Refer to your response to comment three. Your discussion of the sale of the Protokinetix shares does not appear to adequately address the fact that management decided to sell these shares at an amount that represents less than 20% of the current fair value based on a reported trading price of $0.99 per share on May 2, 2005 of these shares at the time of the sale. Please amend your filing to include disclosure that addresses the following areas:
   - Disclose the trading price of the shares at the time of the sale.
   - Disclose how management arrived at the negotiated sale price including any other options that were considered at that time.
   - Explain why it was in the best interest of the company to sell these shares at such a discount from the trading price including any cash constraints that may have affected this decision.
   - Tell us who the other party to this transaction was and whether there was any preexisting relationship with management or the company.
   - Revise your liquidity discussion as well to address these points.

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As appropriate, please amend your June 30, 2005 Form 20-F and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant